PROSPECTUS SUPPLEMENT

(to prospectus dated May 20, 2009)

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated May 20, 2009.

See “Risk Factors” beginning on page 12 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is June 26, 2009.

1

BIOMET ANNOUNCES FOURTH QUARTER AND FISCAL YEAR 2009 PRELIMINARY NET SALES RESULTS WITH DETAILS REGARDING TIMING OF FULL FINANCIAL RELEASE AND CONFERENCE CALL

WARSAW, Ind., June 26, 2009—Biomet, Inc. announced today fourth quarter and fiscal year 2009 preliminary net sales results for the year ended May 31, 2009.

Fourth Quarter Net Sales Results

•	Net sales increased 1% to $639 million, with 9% growth in the U.S.

•	Hip sales increased 1% worldwide, with 11% growth in the U. S.

•	Knee sales increased 4% worldwide and increased 10% in the U.S.

•	Spine sales increased 16% worldwide and grew at a rate of 22% in the U.S.

During the fourth quarter of fiscal year 2009, net sales increased 1% to $639.3 million from $635.6 million for the fourth quarter of fiscal year 2008.

Reconstructive product sales decreased 1% worldwide during the fourth quarter and increased 9% in the United States.

Fourth quarter hip sales increased 1% and increased 11% in the United States. The Company continued to experience strong market demand for its press-fit stems, including the traditional and Microplasty® versions of the Taperloc® Hip Stem; Echo® Hip stem options; as well as sales of the Bi-Metric® and Aura™ Hip Stems in the European market. Key acetabular products during the quarter were the M2a-Magnum™ System, including the new Tri-Spike™ cups; the Ringloc® and Regenerex® Ringloc®+ Modular Systems; Antioxidant Infused Technology E-Poly® Liners; and the Exceed™ ABT (Advanced Bearing Technologies) System, which is only available outside the United States.

Knee sales increased 4% during the fourth quarter, with 10% growth in the United States. Strong sales of the Vanguard® Complete Knee System contributed to the growth, as well as excellent market acceptance of E-Poly® Tibial Bearings and the Signature™ Personalized Patient Care program.

During the fourth quarter, dental reconstructive device sales decreased 19 worldwide with a 15% decrease in the United States. The fiscal 2009 fourth quarter sales were up against strong growth rates from the fourth quarter of fiscal 2008 of 16% worldwide and 15% in the United States. Further, dental reconstructive sales continue to be under pressure due to the impact of the economic environment and the discretionary nature of dental implant procedures. Fourth quarter dental reconstructive sales increased slightly compared to third quarter sales, indicating a potential sign of stabilization.

Fixation sales were flat worldwide and increased 1% in the United States during the fourth quarter. Double-digit sales growth of craniomaxillofacial fixation products and positive sales growth for external fixation contributed to the fourth quarter fixation sales, while internal fixation sales were flat and electrical stimulation sales experienced a slight decline. During the fourth quarter, the TraumaOne™ Fixation System continued to contribute to the craniomaxillofacial fixation sales growth.

Spine product sales increased 16% worldwide during the fourth quarter, with 22% growth in the United States as a result of continued strong sales of spine hardware and spinal stimulation devices. Domestic sales of spine hardware and orthobiologics for the spine were particularly strong during the fourth quarter, increasing at a rate of 29%. Key products driving the fourth quarter spine sales growth in the United States included the Solitaire™ Anterior Spine System, the Polaris™ Deformity System and the non-invasive SpinalPak® Spinal Stimulation System. In Europe, the Synergy™ and Array® Spinal Systems led spine sales growth.

Sales of “other” products increased 1% worldwide and increased 9% in the United States during the fourth quarter. Strong sales growth for sports medicine products was partially offset by decreased sales of softgoods and bracing products.

The following table provides fourth quarter net sales performance by product segment:

Fourth Quarter Net Sales Performance

	Worldwide Reported Quarter 4 - 2009	Worldwide Reported Growth%	United States Growth%
Reconstructive	$468.2	-1%	9%
Hips		1%	11%
Knees		4%	10%
Dental		-19%	-15%
Other		5%	22%
Fixation	58.5	0%	1%
Spine	61.5	16%	22%
Other	51.1	1%	9%

Total Sales	$639.3	1%	9%

On a geographic basis, U.S. sales increased 9% during the fourth quarter to $392.0 million; Europe sales decreased 14% to $179.0 million; and International sales (primarily Canada, South America, Mexico and the Pacific Rim) decreased 3% to $68.3 million.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder stated, “The Company’s overall sales performance during the fourth quarter and full fiscal year 2009 was strong, particularly for the orthopedic reconstructive, spine, and sports medicine product categories. I’m very pleased with the Company’s progress during the past twelve months and I want to thank the Biomet team for their contributions to our success during fiscal year 2009. I look forward to the opportunities before us as we enter fiscal year 2010.”

Full Year Net Sales Results

•	Net sales increased 5% to $2.504 billion and increased at a rate of 10% in the U.S.

•	Hip sales increased 8% worldwide, with a U.S. growth rate of 14%

•	Knee sales increased 8% worldwide and increased 11% in the U.S.

•	Spine sales increased 7% worldwide, with 12% U.S. growth

For the twelve months ended May 31, 2009, net sales increased 5% to $2.504 billion.

Reconstructive product sales grew 5% worldwide during fiscal year 2009, with 11% growth in the United States.

Hip sales increased 8% during fiscal year 2009, with 14% growth in the United States. Growth drivers of hip sales during fiscal 2009 were press-fit hip stems, including the traditional and Microplasty® versions of the Taperloc® Hip Stem; and numerous acetabular options including the M2a-Magnum™ System; the Ringloc® and Regenerex® Ringloc®+ Modular Systems; Antioxidant Infused Technology E-Poly® Liners; and the Exceed™ ABT (Advanced Bearing Technologies) System, which is available only outside the United States.

Knee sales increased 8% worldwide during fiscal year 2009 and increased 11% in the United States. Key products that contributed to fiscal 2009 knee sales growth were the Vanguard® Complete Knee System, the Oxford® Partial Knee System, E-Poly® Tibial Bearings and the Signature™ Personalized Patient Care program.

Dental reconstructive device sales decreased 9% worldwide and decreased 8% in the United States during fiscal year 2009. As a result of the out-of-pocket expense typically associated with dental implant procedures, the weak global economy has had a significant effect on the selection of treatment options for replacement of lost teeth.

Fixation sales increased 2% worldwide during fiscal year 2009, with a decrease of 1% in the United States. Product categories contributing to fixation sales growth during fiscal year 2009 were craniomaxillofacial fixation and internal fixation.

Spine product sales increased 7% worldwide, with 12% growth in the United States during fiscal year 2009. The Company’s spine business sales continued to improve each quarter throughout fiscal year 2009.

Sales of “other” products increased 5% worldwide and increased 12% in the United States principally due to continued strong demand for Biomet’s sports medicine products.

The following table provides full year net sales performance by product segment:

Full Year Net Sales Performance

	Worldwide Reported Full Year - 2009	Worldwide Reported Growth%	United States Growth%
Reconstructive	$1,851.0	5%	11%
Hips		8%	14%
Knees		8%	11%
Dental		-9%	-8%
Other		10%	20%
Fixation	234.1	2%	-1%
Spine	222.1	7%	12%
Other	196.9	5%	12%

Total Sales	$2,504.1	5%	10%

During fiscal year 2009, U.S. sales increased 10% to $1,527.9 million; Europe sales decreased 3% to $711.7 million; and International sales (primarily Canada, South America, Mexico and the Pacific Rim) grew 4% to $264.5 million.

Conference Call Details

In conjunction with the fourth quarter and fiscal year 2009 full financial release, you are invited to participate in the fourth quarter conference call on Tuesday, July 14th, 2009, at 4:30 p.m. Eastern.

Individuals wishing to participate in the conference call may dial (800) 230-1096. International callers should dial (612) 288-0337. The confirmation number for the call is 105532.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Transaction

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc. on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group L.P., Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K (as amended) and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Q4 2009	Q4 2008	Reported Growth %
Reconstructive	$468.2	$473.4	(1.1)%
Fixation	58.5	58.3	0.3%
Spine	61.5	53.1	15.9%
Other	51.1	50.8	0.6%

Total	$639.3	$635.6	0.6%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Fiscal 2009	(Combined) Fiscal 2008	Reported Growth %
Reconstructive	$1,851.0	$1,756.7	5.4%
Fixation	234.1	230.3	1.6%
Spine	222.1	208.0	6.8%
Other	196.9	188.3	4.6%

Total	$2,504.1	$2,383.3	5.1%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Q4 2009	Q4 2008	Reported Growth %
Geographic Segments:
United States	$392.0	$358.0	9.5%
Europe	179.0	206.9	(13.5)%
International	68.3	70.7	(3.3)%

Total	$639.3	$635.6	0.6%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Year Ended May 31, 2009 and May 31, 2008

(In millions, unaudited)

	Fiscal 2009	(Combined) Fiscal 2008	Reported Growth %
Geographic Segments:
United States	$1,527.9	$1,394.0	9.6%
Europe	711.7	734.5	(3.1)%
International	264.5	254.8	3.8%

Total	$2,504.1	$2,383.3	5.1%